UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SolarWinds, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83416B 109

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 83416B 109	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald Yonce 2007 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,321,934
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,321,934
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,321,934
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 83416B 109	SCHEDULE 13G	Page 3 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Atlantis SolarWinds, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,345,664
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,345,664
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,345,664
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON PN

Item 1 (a)	Name of Issuer:

SolarWinds, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3711 South MoPac Expressway, Building Two, Austin, Texas 78746

Item 2 (a)	Name of Person Filing:

Donald Yonce 2007 Trust

Atlantis SolarWinds, LP

(b)	Address of Principal Business Office, or, if none, Residence:

3711 South MoPac Expressway, Building Two, Austin, Texas 78746

CUSIP NO. 83416B 109	SCHEDULE 13G	Page 4 of 6

(c)	Citizenship:

Donald Yonce 2007 Trust        Oklahoma

Atlantis SolarWinds, LP          Oklahoma

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP Number:

83416B 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable. This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.	Ownership:

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this

Statement is provided as of December 31, 2009:

Donald Yonce 2007 Trust

(a)	Amount beneficially owned: 10,321,934

(b)	Percent of class: 15.5%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 10,321,934

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 10,321,934

(iv)	Shared power to dispose or direct the disposition: 0

Atlantis SolarWinds, LP

(c)	Amount beneficially owned: 5,345,664

(d)	Percent of class: 8.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 5,345,664

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 5,345,664

(iv)	Shared power to dispose or direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

CUSIP NO. 83416B 109	SCHEDULE 13G	Page 5 of 6

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock, other than those reported herein as being owned by it.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

CUSIP NO. 83416B 109	SCHEDULE 13G	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2010 DONALD YONCE 2007 TRUST

/S/ DONALD C. YONCE
Name:	Donald C. Yonce
Title:	Trustee

ATLANTIS SOLARWINDS, LP

By:	Atlantis SolarWinds, LLC, its general partner
By:	Donald Yonce Family Trust, its sole member

/S/ DONALD C. YONCE
Name:	Donald C. Yonce
Title:	Trustee

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated February 12, 2010, by and among the reporting persons.